UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Luby’s, Inc.

(Exact name of registrant as specified in its charter)

Delaware	74-1335253
(State of incorporation or organization)	(IRS Employer Identification Number)

13111 Northwest Freeway, Suite 600 Houston, Texas	77040
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of Exchange on which each class is to be registered
Common Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of

securities pursuant to Section 12(b) of the Exchange

Act and is effective pursuant to General Instruction A.(c),

please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange

Act and is effective pursuant to General Instruction A.(d),

please check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant’s Securities to be Registered.

On January 20, 2011, the Board of Directors of Luby’s, Inc., a Delaware corporation (the “Company”), declared a dividend of one right (each, a “Right”) for each share of common stock, par value $.32 per share (the “Common Stock”), of the Company outstanding at the close of business on February 3, 2011 (the “Record Date”), pursuant to the terms and conditions of the Rights Agreement, dated as of January 27, 2011, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agreement”).

Prior to the Distribution Date, the Rights will be evidenced by the certificates for and will be transferred with the Common Stock, and the registered holders of the Common Stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of the Common Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Stock.

The “Distribution Date” means the close of business on the earlier of:

(1)	the tenth calendar day after the date of the first public announcement (including the filing of a report on Schedule 13D under the Securities Exchange Act of 1934, as amended, (or any comparable or successor report)) that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more (or, in the case of an Exempt Person (as defined below), 33% or more) of the shares of Common Stock then outstanding (the “Stock Acquisition Date”); and

(2)	the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) after the date of commencement by any person of, or after the date of the first public announcement of the intention of any person to commence, a tender or exchange offer the consummation of which could result in any person becoming the beneficial owner of 15% or more (or, in the case of an Exempt Person, 33% or more) of the shares of Common Stock of the Company then outstanding.

An Acquiring Person will not include the Company; any of its subsidiaries; any employee benefit plan of the Company or any of its subsidiaries; any person organized, appointed or established by the Company or any of its subsidiaries for or pursuant to the terms of any such plan; or any Exempt Person (as defined below).

“Exempt Person” means Harris J. Pappas and Christopher J. Pappas (and in the event of death, their respective spouses, descendants and personal representatives of their respective estates), and their affiliates and associates, unless such persons become the beneficial owner of 33% or more of the shares of Common Stock then outstanding, subject to appropriate adjustment for stock splits, reverse stock splits or Common Stock dividends.

Notwithstanding the foregoing, no person (including an Exempt Person) will become an Acquiring Person as a result of an acquisition of Common Stock by the Company or any of its subsidiaries which, by reducing the number of shares of Common Stock of the Company outstanding, increases the proportionate number of shares of Common Stock of the Company beneficially owned by such person to 15% or more (or, in the case of an Exempt Person, 33% or more) of the shares of Common Stock of the Company then outstanding unless such person thereafter becomes the beneficial owner of any additional shares of Common Stock of the Company, in which case such person will be deemed to be an Acquiring Person. An Acquiring Person will not include any person that the Board of Directors of the Company, in good faith, determines has inadvertently become an Acquiring Person if such person promptly divests a sufficient number of shares of Common Stock so that such person would no longer be an Acquiring Person.

Prior to the Distribution Date, the Rights will not be exercisable. After the Distribution Date, but prior to the time a person becomes an Acquiring Person, each Right will be exercisable to purchase, for $12.00 (the “Purchase Price”), one-half of one share of Common Stock.

If any person becomes an Acquiring Person, each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder to purchase, for the Purchase Price, a number of shares of Common Stock having a market value of two times the Purchase Price.

If, after any person has become an Acquiring Person, (1) the Company is involved in a merger, consolidation or other business combination in which the Company is not the surviving corporation or its Common Stock is exchanged for other securities or (2) the Company and/or one or more of its subsidiaries sells or otherwise transfers assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of two times the Purchase Price.

At any time after any person has become an Acquiring Person, but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange all or part of the Rights (other than the Rights beneficially owned by the Acquiring Person and certain affiliated persons) for shares of Common Stock at an exchange ratio of one-half of one share of Common Stock per Right.

The Board of Directors may, at its option and at any time prior to the close of business on the earlier of the (1) Stock Acquisition Date and (2) the Final Expiration Date (as defined below), redeem all, but not less than all, of the then outstanding Rights at a redemption price of $0.001 per Right, which price will be adjusted to reflect any stock split, stock dividend or similar transaction occurring after January 27, 2011. Any such redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. The Company may, at its option, pay the redemption price in cash, shares of Common Stock or any other form of consideration that the Board of Directors deems appropriate, or any combination thereof.

The Rights will expire on the close of business on January 27, 2014 (the “Final Expiration Date”), unless the Rights Agreement is earlier terminated or such date is extended or the Rights are earlier exchanged or redeemed as described above.

Prior to the time that any person becomes an Acquiring Person, the Rights Agreement may be amended in any respect. From and after the time that any person becomes an Acquiring Person, the Rights Agreement may only be amended in order to cure any ambiguity, to correct any defect or inconsistency or to make changes that do not adversely affect the interests of holders of Rights (other than an Acquiring Person and its affiliated and associated persons).

Rights holders have no rights as stockholders of the Company, including the right to vote and to receive dividends.

The Rights Agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

A committee of independent directors of the Company will review and evaluate the Rights Agreement at least annually in order to consider whether the maintenance of the Rights Agreement continues to be in the best interests of the Company and its stockholders. Following each such review, the committee will communicate its conclusions to the full Board of Directors, including any recommendation in light thereof as to whether the Rights Agreement should be modified or the Rights should be redeemed.

Although the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable as set forth above. If the Rights become exercisable, holders of Common Stock should consult their own tax advisors concerning the specific tax consequences to them of acquiring, holding, exercising or disposing of the Rights.

The Rights issued pursuant to the Rights Agreement are in all respects subject to and governed by the provisions of the Rights Agreement. Copies of the Rights Agreement are available free of charge from the Company. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, a copy of which is attached as an Exhibit 1 hereto.

Item 2.	Exhibits

1.	Rights Agreement dated January 27, 2011 between Luby’s, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on February 2, 2011).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 2, 2011	LUBY’S, INC.

	By:	/s/ Peter Tropoli
Peter Tropoli
Senior Vice President, Administration, General Counsel and Secretary

Exhibit Index

Exhibit No.	Exhibit Description

1	Rights Agreement dated January 27, 2011 between Luby’s, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on February 2, 2011).